Exhibit 12.1

Sabre Holdings Corporation
Computation of Ratio of Earnings
To Fixed Charges
Five Years Ended December 31, 2006
(in thousands)

	Years ended December 31,
Earnings:	2006	2005	2004	2003	2002
Income from continuing operations before taxes	$220,257	$244,715	$257,061	$127,377	$339,068
Minority interests in consolidated subsidiaries	(3,745)	(8,378)	(1,665)	365	(214)
(Income) loss from equity investees (1)	(16,067)	(1,832)	5,198	127	(17,346)
Income (loss) from continuing operations before taxes, minority interests and earnings from equity investees	200,445	234,505	260,594	127,869	321,508
Add: Total fixed charges (per below)	92,502	64,239	36,277	33,885	31,803
Distributed income of equity investees	18,809	16,574	16,376	19,145	18,411
Total earnings	$311,756	$315,318	$313,247	$180,899	$371,722
Fixed charges:
Interest expense	79,122	53,075	26,862	24,077	23,350
Estimate of interest within rental expense (2)	13,380	11,164	9,415	9,808	8,453
Total fixed charges	$92,502	$64,239	$36,277	$33,885	$31,803
Ratio of earnings to fixed charges	3.37	4.91	8.63	5.34	11.69

(1)            Income from equity investees, in 2002, contains $4.4 million on sale of France Telecom shares reported in non-operating income.

(2)            Fixed charges include the estimated interest component of rent expense (generally one-third of rent expense under operating leases) included in income from continuing operations.